SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of May, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.    Description

No. 1          AGM Statement released on 27 April 2004
No. 2          Appointment to the Board released on 27 April 2004
No. 3          Holding(s) in Company released on 30 April 2004

Exhibit No. 1


The Rank Group Plc
AGM Trading Statement for the period to 17 April 2004

The financial results of the Group's three divisions for the year to date have been mixed. Gaming has been held back by losses at the Clermont casino and by more subdued trading in the provinces. Within Hard Rock, the like-for-like cafe sales have improved and we are starting to reap the benefits from extending the brand into hotels and casinos. Deluxe's performance has been satisfactory in the period although the unfavourable dollar exchange rate continues to be a factor.

Gaming
As stated in our press release on 7 April 2004, the report issued by the Joint Committee on the Draft Gambling Bill was encouraging and was a further positive step towards modernising the UK gaming market. Our strategy to capitalise upon our existing estate remains on course - we will have four facilities housing both bingo and casino gaming by the end of 2004 and a further location will open in 2005.

In Mecca Bingo, since removing admission fees in the UK during the final quarter of 2003, the historic trend in admissions has improved and attendance is down by just 4%. Spend per head continues to rise and year-to-date is 5% ahead of last year, resulting in overall turnover growth of 1%. In Spain, the business continues to deliver steady growth, with increased attendance and spend per head.

Within Grosvenor Casinos, overall turnover is down 2%, but excluding the Clermont, overall turnover would have been up by 6%. The London market has generally been more buoyant, with particularly strong performances at the Park Tower and Hard Rock casinos. In the provinces, turnover has been flat, with the impact of new money laundering rules and general competitive pressures being mitigated by a stronger win percentage. The relocated casino in Cardiff has now opened and the five new casino licence applications announced earlier this year are being progressed.

Blue Square has performed well and both the Grand National and Cheltenham Festival helped to deliver a strong result. Further games development is on track, with a new Blue Square casino and poker room to be launched later this year.

Hard Rock
Overall, Hard Rock's performance in the period has been encouraging. The cafe business performed well with like-for-like sales up 3%. Food and beverage was up 6% and merchandise down 4%. We have made further progress in extending the brand into hotels and casinos. The first of the two hotel and casino developments on Seminole Indian Nation land has opened in Tampa and has traded in line with expectations; the second is due to open in May 2004. The Florida hotels have performed strongly and the Hard Rock Hotel in Chicago had its formal opening earlier this month. We expect to announce further hotel deals over the coming months.

Deluxe
Volumes in both Film and Media have been good in the period, although margins are generally lower than last year in both businesses. We are seeking to extend two of our Film contracts, and in Media we are in discussions concerning the renewal of two major contracts which are due to expire in 2004.

Film continues to perform well and total volume is ahead of last year. Titles produced during the first quarter included The Passion of Christ, Starsky and Hutch, and Hellboy. The outlook remains good with a number of major titles expected in the balance of the year including Spider-man 2, Day after Tomorrow, Stepford Wives and The Brothers Grimm.

In Deluxe Media, manufacturing and distribution volumes are higher than 2003, albeit during this seasonally unimportant time of year. Although Disctronics, which was acquired in 2003, has been integrated and is performing to expectations, its trading pattern mirrors the seasonality of the industry and will therefore result in a greater loss in the first half than last year. Digital Services has continued to perform well.

Outlook
We remain cautious at this early stage about the outlook for the full year, partly because of the seasonality of a number of our businesses and also because of the mixed financial performance to-date. Over the balance of the year we anticipate a further improvement in bingo, a recovery at the Clermont and improvement in trends in provincial casinos. Hard Rock sales are better and as we approach the important summer season, we are more positive than we have been in recent years about the full year prospects for the business. While the outlook for Film remains good, the full year prospects for Deluxe Media are less certain, being increasingly dependent upon second half performance.

The Group's longer term prospects remain positive, and we believe that the recent pronouncements by the Joint Committee on the Draft Gambling Bill bode well for a timely introduction of new legislation in 2005.

Enquiries:
The Rank Group Plc Tel: 020 7535 8031
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

Exhibit No. 2



27 April 2004
The Rank Group Plc

Appointment to the Board

The Rank Group Plc ("Rank") announces the appointment of Mr. Richard Greenhalgh to the Board of Rank as a non-executive Director with effect from 1 July 2004. Mr. Greenhalgh will also immediately become a member of Rank's Remuneration Committee.

Mr. Greenhalgh, aged 59, is currently Chairman, Unilever UK, but will be retiring from this position at the end of June 2004. He has held a number of senior positions in a long international career with Unilever.

Alun Cathcart, Chairman of Rank, said "My colleagues and I are delighted to welcome Richard Greenhalgh as a member of the Rank Board. His extensive business experience, and in particular his expertise in human resource issues, will provide a valuable contribution to Rank's affairs and developments".

Enquiries:

The Rank Group Plc 020 7535 8000
Alun Cathcart, Chairman
Charles Cormick, Company Secretary

Press enquiries:
The Maitland Consultancy 020 7379 5151
Suzanne Bartch

Notes for editors

Richard Greenhalgh was appointed Chairman of Unilever UK in 1998; a business comprising several large companies and two research laboratories that manufacture some of the UK's best known brands including Dove, Persil, Flora, Knorr, Magnum and Cornetto and which between them generate an annual turnover of approximately GBP2.5 billion.

He has worked for Unilever for over 30 years, largely in Human Resources, including in Africa and Continental Europe and was previously Deputy Director of Personnel for Unilever plc.

Outside of Unilever, Richard is Chairman of the National College for School Leadership; Chairman of Templeton College Oxford; and President of the British Quality Foundation.

He is also Chairman of the CBI Pensions Strategy Committee, a member of the UK Governing Body of the International Chamber of Commerce, the CBI President's Committee, a Trustee of the Council for Industry and Higher Education and on the Board of the Qualifications and Curriculum Authority.

Exhibit No. 3
                                  SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     28 APRIL 2004


11)  Date company informed

     29 APRIL 2004


12)  Total holding following this notification

     35,860,195


13)  Total percentage holding of issued class following this notification

     6.00%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CHARLES CORMICK
     Tel: 020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification

     29 APRIL 2004


Amendment No. 2

NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT
-------------------------------------------------------------

1. Company in which shares are held: Rank Group Plc
                                     --------------

2. Notifiable Interest: Ordinary Shares
                        ---------------

     (A)  FMR Corp.
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.   The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Schedule A

Security: Rank Group Plc                                         Amendment No. 2


                                MANAGEMENT
                 SHARES HELD     COMPANY    NOMINEE/REGISTERED NAME
(Ordinary Shares)
                     997,600       FMRCO    State Street Nominees Limited
                   6,756,707       FMRCO    Chase Nominees Ltd
                     616,000       FMTC     BT Globenet Nominees Limited
                     164,400       FMTC     Bank of New York
                     202,200       FMTC     State Street Bank & Trust
                     157,300       FMTC     State Street Nominees Ltd.
                     296,693       FMTC     Sumitomo T&B
                      35,800       FMTC     Chase Nominees Ltd.
                       1,700       FMTC     Lloyds Bank Nominees Limited
                     689,140       FISL     Chase Nominees Ltd
                  10,829,330       FISL     Chase Manhattan Bank London
                     273,300       FPM      Citibank
                     300,500       FPM      Chase Nominees Ltd
                     540,300       FPM      HSBC Client Holdings Nominee (UK)
                                            Limited
                     985,600       FPM      Bankers Trust
                     184,900       FPM      Bank of New York London
                   2,324,537       FIL      Chase Manhattan Bank London
                     144,900       FIL      Deutsche Bank
                   1,057,700       FIL      Northern Trust
                   3,283,236       FIL      JP Morgan
                   1,354,973       FIL      State Street Bank & Trust
                      96,200       FIL      Mellon Nominees Ltd
                     348,700       FIL      State Street Nominees Ltd
                     554,900       FIL      Bank of New York Brussels
                   1,718,700       FIL      Bank of New York London
                     873,911       FIL      Nortrust Nominees Ltd
                     412,700       FIL      Morgan Stanley
                      78,168       FIL      HSBC Client Holdings Nominee (UK)
                                            Limited
                     126,700       FIL      Chase Nominees Ltd
                     268,200       FIL      Northern Trust
                      12,900       FIL      National Australia Bank
                       6,600       FIL      PICG
                     121,800       FIL      Chase Manhattan Bank AG Frankfurt
                      16,000       FIL      State Street Hong Kong
                      27,900       FIL      Citibank


Total Ordinary
Shares            35,860,195

Current ownership       6.00%
percentage:

Shares in issue: 597,258,676

Change in holdings
 since last
 filing: +2,622,727 ORDINARY SHARES



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  10 May 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary